Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598

Date: August 19, 2025

NWE People Leader Cover Email

To: NorthWestern People Leaders
From: Brian Bird
Subject: Communications Toolkit

Team,

This morning, we announced that we have entered into an agreement to combine with Black Hills.

As a people leader at NorthWestern, you play an important role in communicating to your teams about the benefits of the transaction and the exciting future it creates. Please review and familiarize yourselves with the attached communications toolkit, which is intended to support your conversations with your teams and the Company’s stakeholders.

If you have questions about this announcement or the attached information, please contact your respective senior leader, Bobbi Schroeppel (bobbi.schroeppel@northwestern.com) or Travis Meyer (travis.meyer@northwestern.com). Thank you for your continued support and leadership.

Sincerely,

Brian Bird, President and CEO

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person's ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.